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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

THOMSON S.A.
(Name of Issuer)
Common Stock, nominal value €3.75 per share, and
American Depositary Shares, each representing one share of Common Stock
(Title of Class of Securities)
885118109
(CUSIP Number)
Alan Austin
c/o Silver Lake Partners, L.P.
2725 Sand Hill Road, Suite 150
Menlo Park, CA 94025
(650) 233-8120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	885118109	Page	2	of	19

1	NAMES OF REPORTING PERSONS: SLP I TSA, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,198,000[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,198,000[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,198,000[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Item 5 below.

CUSIP No.	885118109	Page	3	of	19

1	NAMES OF REPORTING PERSONS: Silver Lake Partners TSA, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,198,000[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,198,000[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,198,000[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Item 5 below.

CUSIP No.	885118109	Page	4	of	19

1	NAMES OF REPORTING PERSONS: SLP II TSA, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		19,221,000[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,221,000[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,221,000[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Item 5 below.

CUSIP No.	885118109	Page	5	of	19

1	NAMES OF REPORTING PERSONS: Silver Lake Partners II TSA, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		19,221,000[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,221,000[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,221,000[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Item 5 below.

CUSIP No.	885118109	Page	6	of	19

1	NAMES OF REPORTING PERSONS: Silver Lake Technology Associates II, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		19,221,000[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,221,000[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,221,000[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Item 5 below.

CUSIP No.	885118109	Page	7	of	19

1	NAMES OF REPORTING PERSONS: SLP AFL TSA, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		665,000[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		665,000[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

665,000[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Item 5 below.

CUSIP No.	885118109	Page	8	of	19

1	NAMES OF REPORTING PERSONS: Silver Lake Investors, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		665,000[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		665,000[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

665,000[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Item 5 below.

CUSIP No.	885118109	Page	9	of	19

1	NAMES OF REPORTING PERSONS: Silver Lake Technology Associates, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,863,000[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,863,000[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,863,000[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[1]	See Item 5 below.

CUSIP NO. 885118109	Page 10 of 19
Item 1.  Security and Issuer.
     This statement on Schedule 13D (the “Schedule 13D”) relates to shares of Common Stock, nominal value EUR 3.75 per share, and American Depositary Shares, each representing one share of Common Stock, of Thomson S.A., a société anonyme organized under the laws of the Republic of France (“Thomson” or the “Issuer”) (such shares, whether in the form of Common Stock or American Depositary Shares, “Thomson Shares”). The principal executive offices of the Issuer are at 46, quai Alphonse Le Gallo, 92100 Boulogne-Billancourt, France.
Item 2.  Identity and Background.
     This Schedule 13D is filed jointly by:
     (i) SLP I TSA, L.L.C. (“SLP I”);
     (ii) SLP II TSA, L.L.C. (“SLP II”);
     (iii) SLP AFL TSA, L.L.C. (“SLP AFL”, and together with SLP I and SLP II, the “SLP Purchasers”);
     (iv) Silver Lake Partners TSA, L.P. (“SLP TSA”);
     (v) Silver Lake Partners II TSA, L.P. (“SLP II TSA”);
     (vi) Silver Lake Investors, L.P. (“SLI”);
     (vii) Silver Lake Technology Associates, L.L.C. (“SLTA”); and
     (viii) Silver Lake Technology Associates II, L.L.C. (“SLTA II”) ((i) – (viii), collectively, the “SLP Entities” or the “Reporting Persons”).
     The agreement among the SLP Entities relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
     Each of the SLP Purchasers is a Delaware limited liability company whose principal business is investing in securities. The principal office of each of the SLP Purchasers is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.
     SLTA is (a) the general partner of SLP TSA, which is the managing member of SLP I, and (b) the general partner of SLI, which is a managing member of SLP AFL. The other managing members of SLP AFL are Silver Lake Technology Investors, L.L.C. (“SLTI”) and Silver Lake Technology Investors II, L.L.C. (“SLTI II”). Silver Lake Technology Management, L.L.C. (“SLTM”) is (a) the manager of SLTI and (b) the managing member of Silver Lake Management Company, L.L.C. (“SLMC”), which is the manager of SLTI II. SLTA II is the general partner of SLP II TSA, which is the managing member of SLP II.
     Each of SLP TSA, SLP II TSA and SLI is a Delaware limited partnership whose principal business is investing in securities. Each of SLTA and SLTA II is a Delaware limited liability company whose principal business is serving as the sole general partner of SLP TSA and

CUSIP NO. 885118109	Page 11 of 19
SLP II TSA, respectively, their parallel funds and certain of their related investment vehicles. Each of SLTI and SLTI II is a Delaware limited liability company whose principal business is investing in securities. SLMC is a Delaware limited liability company whose principal business is serving as the investment adviser to Silver Lake Partners II, L.P. and certain of its related investment vehicles. SLTM is a Delaware limited liability company whose principal business is serving as the investment adviser to SLI and Silver Lake Partners, L.P. and certain of their related investment vehicles. The principal office of each of SLTA, SLTA II, SLI, SLTI, SLMC and SLTM is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.
     The managing members of SLTA are Alan K. Austin, James A. Davidson, Glenn H. Hutchins, John R. Joyce and David J. Roux (collectively, the “Managing Members”) and Integral Capital Partners SLP, LLC, a Delaware limited liability company (“Integral”). The managing members of each of SLTA II and SLTM consist of the Managing Members. Each of the Managing Members is a United States citizen. Integral is a private investment firm whose primary business is to serve as a managing member of SLTA. The managing member of Integral is Integral Capital Partners NBT, LLC, a Delaware limited liability company, whose managing members are Roger B. McNamee, John A. Powell and Pamela K. Hagenah, all of whom are United States citizens. The present principal occupation of each of the Managing Members is serving as a managing member of SLTA, SLTA II and SLTM. The present principal occupation of Mr. McNamee is as managing member of various private investment funds known as Integral Capital Partners, as a senior adviser to Silver Lake Partners and as a founder of a private investment firm, Elevation Partners, L.P. The present principal occupation of both Mr. Powell and Ms. Hagenah is as managing member of various private investment funds known as Integral Capital Partners. The principal office of each of the Managing Members is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025. The principal office of Mr. McNamee is 2800 Sand Hill Road, Suite 160, Menlo Park, California 94025. The principal office of both Mr. Powell and Ms. Hagenah is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California 94025.
     To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration.
     Pursuant to a Bond Purchase Agreement by and between Thomson and the SLP Purchasers, dated July 20, 2004 (as amended, the “Purchase Agreement”) (a copy of which agreement and amendments are attached as Exhibits 2, 3 and 4 hereto), the SLP Purchasers purchased 3.0% Convertible/Exchangeable Junior Subordinated Bonds Due 2010 of Thomson (“Bonds”) having an aggregate principal amount at date of issuance of approximately $500,000,000. On September 16, 2004, Thomson issued 23,084 Bonds to the SLP Purchasers, with a par value of $21,660 each. On the earliest to occur of (a) the public announcement by Thomson of its financial results for the 2005 fiscal year, (b) March 31, 2006, or (c) any of certain exceptional events, including but not limited to, a change of control or potential change of control of Thomson, the delisting of Thomson Shares from Euronext Paris or a default by

CUSIP NO. 885118109	Page 12 of 19
Thomson of its obligations under the terms of the Bonds (each, a “Release Event”), the Bonds will become convertible into Thomson Shares at a conversion ratio of 1000 Thomson Shares for each Bond being converted. This conversion ratio is subject to adjustment under certain conditions.
     The source of funds for the purchase of the Bonds by each of the SLP Purchasers was capital contributions of the partners and members of such SLP Purchasers.
     References to and descriptions of the Purchase Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement.
Item 4.  Purpose of Transaction.
     The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated herein by reference.
     Each of the SLP Purchasers acquired the Bonds for investment purposes.
     The SLP Purchasers intend to review on a continuing basis their investment in Thomson and will take such actions with respect to their investment as they deem appropriate in light of circumstances existing from time to time. Subject to the terms of their agreements with Thomson, the SLP Purchasers may decide to increase or decrease (through sales in the open market, public offerings, privately negotiated transactions, or in other transactions, including derivative transactions) their investment in Thomson depending upon the price and availability of Thomson’s securities, subsequent developments affecting Thomson, Thomson’s business and prospects, other investment and business opportunities available to the SLP Purchasers, general stock market and economic conditions, tax considerations and other factors.
     Other than as described above, the SLP Purchasers currently have no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the SLP Purchasers reserve the right to develop such plans in the future.
     References to and descriptions of the Purchase Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement.
Item 5.  Interest in Securities of the Issuer.
     The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.
     The following disclosure assumes that there are 273,308,032 Thomson Shares issued and outstanding as of December 31, 2004, based upon information contained in the Annual Report on Form 20-F for the fiscal year ended 2004, which was initially filed by Thomson with the Securities and Exchange Commission (the “SEC”) on March 31, 2005, and amended by the

CUSIP NO. 885118109	Page 13 of 19
Annual Report on Form 20-F/A filed with the SEC on December 22, 2005. As a result of the convertibility of the Bonds, the SLP Entities may be deemed to be the beneficial owners of 23,084,000 Thomson Shares which, when converted, would constitute approximately 7.8% of the issued and outstanding shares of Thomson.
     SLP I, by virtue of its ownership of the Bonds, may be deemed to beneficially own 3,198,000 Thomson Shares which, when converted, would constitute approximately 1.1% of the issued and outstanding shares of Thomson. SLP II, by virtue of its ownership of the Bonds, may be deemed to beneficially own 19,221,000 Thomson Shares which, when converted, would constitute approximately 6.5% of the issued and outstanding shares of Thomson. SLP AFL, by virtue of its ownership of the Bonds, may be deemed to beneficially own 665,000 Thomson Shares which, when converted, would constitute approximately 0.2% of the issued and outstanding shares of Thomson.
     SLP TSA, as the managing member of SLP I, may also be deemed to beneficially own the Thomson Shares that are deemed to be owned by SLP I.
     SLP II TSA, as the managing member of SLP II, may also be deemed to beneficially own the Thomson Shares that are deemed to be owned by SLP II.
     SLI, as a managing member of SLP AFL, may also be deemed to beneficially own the Thomson Shares that are deemed to be owned by SLP AFL. SLI, however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
     SLTA, as the sole general partner of each of SLP TSA and SLI, may also be deemed to beneficially own the Thomson Shares that are deemed to be owned by SLP TSA and SLI. SLTA, however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
     SLTA II, as the sole general partner of SLP II TSA, may also be deemed to beneficially own the Thomson Shares that are deemed to be owned by SLP II TSA. SLTA II, however, disclaims beneficial ownership in Thomson Shares, except to the extent of its pecuniary interest therein.
     As described in Item 2, as a result of the common control of SLTA and SLTA II by the Managing Members, SLTA and SLTA II may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. SLTA and SLTA II, however, disclaim “group” status under the Act and the rules promulgated thereunder.
     By virtue of the future convertibility of the Bonds, the SLP Entities may be deemed to be the beneficial owner of the Thomson Shares underlying the Bonds beneficially owned by them. However, until such time as the Bonds are converted into Thomson Shares, the SLP Entities are not entitled to any rights as a stockholder of Thomson as to Thomson Shares.
     Except as set forth herein, to the best knowledge of the SLP Entities, without independent verification, no Thomson Shares are beneficially owned by any of the persons named in Item 2 hereof.

CUSIP NO. 885118109	Page 14 of 19
     None of the SLP Entities nor, to the best knowledge of the SLP Entities, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Thomson Shares during the past 60 days.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.
     The Bonds bear interest at a rate of 3% per year, have a maturity date of September 16, 2010 and will become due at a price of $21,660 per Bond, unless previously converted, exchanged, redeemed or cancelled. All Bonds are redeemable in cash plus accrued interest at Thomson’s option at any time if less than 10% of the Bonds remain outstanding or at any time after September 16, 2007, if the average of the closing share prices for 10 consecutive days within the 20 days before the redemption notice as well as the closing share price on the redemption notice date times the number of shares into which a Bond would be convertible both exceed 150% of the par value of a Bond. Any or all Bonds are redeemable in cash plus accrued interest at the option of the SLP Entities from September 16, 2008, upon written notice to Thomson.
     The Purchase Agreement provides that the Bonds will not be transferable by any holder (subject to the SLP Entities’ syndication rights with respect to US$75 million of the Bonds), subject to certain exceptions, including but not limited to, transfers of the Bonds (i) with the written consent of the Board of Directors of Thomson (the “Board”), (ii) to affiliates of the SLP Partnerships or (iii) upon a Release Event.
     Except following a notice of early redemption by Thomson (see below) or in the context of a permitted transfer, the Thomson Shares issued upon conversion/exchange of the Bonds will not be transferable until the earlier of (i) the first public announcement of the audited consolidated financial results of Thomson for the 2005 fiscal year and (ii) March 31, 2006 (the earlier to occur being the “Release Date”). Following the Release Date, one half of the Thomson Shares issuable upon conversion/exchange of the Bonds shall be transferable and, following the six-month anniversary of the Release Date, all of the Thomson Shares issuable upon conversion/exchange of the Bonds shall be transferable. For so long as David J. Roux or a candidate designated by SLP TSA or SLP II TSA is a member of the Board (see below), in connection with any resale of Thomson Shares issued or exchanged upon conversion or exchange of the Bonds, the SLP Purchasers agree (i) to advise Thomson of any plans for transfer of the Thomson Shares with a view toward implementing an orderly distribution and to minimizing any significant disruption to the trading market for the Thomson Shares, and (ii) that the SLP Purchasers will only transfer the Thomson Shares issued upon conversion or exchange of the Bonds in capital markets transactions to or through certain financial institutions of international repute having a significant presence in the European capital markets, with no pre-arranged sales by or on behalf of the SLP Entities to any other identified persons.
     The transfer restrictions discussed above shall not apply with respect to the Bonds or the Thomson Shares (i) following delivery by Thomson of a notice of early redemption or (ii) upon a Release Event.

CUSIP NO. 885118109	Page 15 of 19
     The Purchase Agreement provides that from September 16, 2004 until the later of (i) September 16, 2009 and (ii) one year following the date that SLP TSA and SLP II TSA (and any persons to whom either of SLP TSA or SLP II TSA has syndicated Bonds) collectively cease to hold more than five percent (5%) of the Thomson Shares (the “Standstill Period”), neither SLP TSA nor SLP II TSA will, unless consented to by Thomson in writing, acquire directly or indirectly, by purchase or otherwise, any securities, or direct or indirect rights or options to acquire any securities, of Thomson or any subsidiary thereof, or of any successor to or person in control of Thomson. For the duration of the Standstill Period, neither SLP TSA nor SLP II TSA will sell Thomson Shares short or otherwise hedge their equity ownership in the underlying Thomson Shares. The Standstill Period shall terminate upon a Release Event.
     In connection with the approval by the shareholders of Thomson of the transactions contemplated by the Purchase Agreement, Mr. Roux was elected to the Board. The Purchase Agreement provides that if Mr. Roux (i) is removed from the Board (other than for fraud in connection with the performance of his duties) or (ii) is not reelected to the Board when his term ends, and is not replaced by a candidate designated by SLP TSA or SLP II TSA within thirty (30) days of a good faith proposal by SLP TSA or SLP II TSA or their affiliates, then the holders of the Bonds will have the right to require Thomson to redeem all, but not less than all, of the outstanding Bonds for total cash consideration equal to 101% of the par value of the Bonds, plus accrued but unpaid Interest thereon (the “Redemption Right”). The SLP Purchasers shall also have a Redemption Right upon the occurrence of a Release Event.
     The SLP Purchasers will be entitled to anti-dilution protection for: (i) issuances of securities by way of rights; (ii) share capital increases by incorporation of reserves, profits or premium and free allotment of shares to Thomson shareholders, share splits and combinations; (iii) share capital increases by incorporation of reserves, profits or premium by increases of the value of the shares; (iv) distributions to Thomson shareholders of financial instruments other than shares; (v) mergers and split offs; (vi) share buy backs at a price above market price; and (vii) any other dividend or distribution. In the case of any distribution to the holders of shares of securities or other property other than cash or shares, the SLP Purchasers shall have the right to elect, in lieu of an anti-dilution adjustment, to have Thomson set aside an equivalent amount of such distribution to be delivered to the SLP Purchasers upon conversion/exchange of their Bonds.
     On September 16, 2004, Silver Lake Management Company TSA, L.L.C. (the “Consultant”), an affiliate of the SLP Purchasers, and Thomson entered into a consulting agreement pursuant to which the Consultant provides advice with respect to various projects relating to Thomson.
     On February 15, 2005, SLP II, the special purpose vehicle through which Silver Lake Partners II, L.P. acquired its Bonds pursuant to the Purchase Agreement, borrowed $119,933,720 from Deutsche Bank AG (such loan, the “Equity Financing Facility”). Just prior to the closing of the Equity Financing Facility, Silver Lake Partners II, L.P. transferred 100% of its interest in SLP II to SLP II TSA.
     The Equity Financing Facility is a six-year senior term loan facility and is secured by a first perfected lien on the Bonds and the shares of Thomson into which the Bonds may be

CUSIP NO. 885118109	Page 16 of 19
converted or exchanged, as well as a first perfected lien on the bank accounts into which the payments and distributions in respect of the Bonds and shares are to be made. Payments to the lender will be senior to all other payments or distributions to be made by SLP II. The Equity Financing Facility will mature and terminate on February 14, 2011 (the “Maturity Date”), unless prepaid in full at an earlier date. The Equity Financing Facility bears interest at a rate per annum equal to USD 6-month LIBOR plus 0.68% from February 15, 2005 to the Maturity Date, and from February 15, 2005 to the earlier of March 14, 2006 or the occurrence of certain limited events under the Purchase Agreement, an additional annualized equivalent of 0.30%. Interest is payable semi-annually in arrears on January 3 and July 3 each year, and interest payments commenced on July 3, 2005. The Equity Financing Facility includes optional prepayment provisions and imposes a number of restrictive covenants on SLP II. The proceeds of the Equity Financing Facility have been used to refinance a portion of the purchase price of the Bonds.
     Except as set forth in Item 3 and this Item 6, to the best knowledge of the SLP Entities, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Thomson, including but not limited to, transfer or voting of any of the securities of Thomson, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Thomson.
     References to and descriptions of the Purchase Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement.
Item 7. Material to be Filed as Exhibits.
Exhibit 1 Joint Filing Agreement among each of the SLP Entities.
Exhibit 2 Bond Purchase Agreement, dated July 20, 2004, by and between Thomson S.A., SLP I TSA,  L.L.C., SLP II TSA, L.L.C. and SLP AFL TSA, L.L.C.
Exhibit 3 Amendment No. 1 to the Bond Purchase Agreement, dated September 16, 2004, by and between Thomson S.A., SLP I TSA, L.L.C., SLP II TSA, L.L.C. and SLP AFL TSA, L.L.C.
Exhibit 4 Amendment No. 2 to the Bond Purchase Agreement, dated October 29, 2004, by and between Thomson S.A., SLP I TSA, L.L.C., SLP II TSA, L.L.C. and SLP AFL TSA, L.L.C.

CUSIP NO. 885118109	Page 17 of 19
Signatures
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 30, 2006

SLP I TSA, L.L.C.

	By:	SILVER LAKE PARTNERS TSA, L.P., its Managing Member

	By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

	By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE PARTNERS TSA, L.P.

	By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

	By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

CUSIP NO. 885118109	Page 18 of 19

SLP II TSA, L.L.C.

By:	SILVER LAKE PARTNERS II TSA, L.P., its Managing Member

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE PARTNERS II TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE TECHNOLOGY
ASSOCIATES II, L.L.C.

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

CUSIP NO. 885118109	Page 19 of 19

SLP AFL TSA, L.L.C.

By:	SILVER LAKE INVESTORS, L.P., its Managing Member

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its Managing Member

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE INVESTORS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its Managing Member

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

SILVER LAKE TECHNOLOGY
ASSOCIATES, L.L.C.

By:	/s/ Alan K. Austin

Name: Alan K. Austin Title: Managing Director and Chief Operating Officer